# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Nine Energy Service, Inc., CIK 0001532286
CUSIP: 65441V200
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2001 KIRBY DRIVE, SUITE 200, HOUSTON, Texas (TX), 77019
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002080831

## Reporting persons
- Algebris Investments (US) Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: United States (X1); sole voting power 832,907; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 832,907 (6% of the class)

## Item 1. Issuer
Name of issuer: Nine Energy Service, Inc.
Address of issuer's principal executive offices: 2001 KIRBY DRIVE, SUITE 200, HOUSTON, TEXAS, 77019.

## Item 2. Person Filing
Name of person filing: Algebris Investments (US) Inc
Address of principal business office or, if none, residence: 699 BOYLSTON STREET, BOSTON, Massachusetts, 02116
Citizenship: Algebris Investments (US) Inc, a Delaware company, USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 832,907
Percent of class: 5.97%
Sole power to vote or to direct the vote: 832,907
Shared power to vote or to direct the vote: n/a
Sole power to dispose or to direct the disposition: 832,907
Shared power to dispose or to direct the disposition: n/a

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Algebris Investments (US) Inc.: Jasdeep Sanghera, Chief Compliance Officer (07/02/2026)